Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

November 4, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathyrn McHale

Re:	Triumph Bancorp, Inc.

Registration Statement on Form S-1

Registration No. 333-198838

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representatives of the several underwriters of Triumph Bancorp, Inc.’s proposed initial public offering of its common stock, we hereby join Triumph Bancorp, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 12:00 p.m. (Eastern time) on November 6, 2014, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please be advised that we have distributed approximately 2,717 copies of the Preliminary Prospectus dated October 27, 2014 (the “Preliminary Prospectus”).

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

Sandler O’Neill + Partners, L.P.
Evercore Group, L.L.C.
Wells Fargo Securities, LLC

SANDLER O’NEILL + PARTNERS, L.P. as Representative of the several Underwriters

	By:	Sandler O’Neill + Partners Corp.,
the sole general partner

	By:	/s/ Robert A. Kleinert
	Name:	Robert A. Kleinert
	Title:	Managing Principal

EVERCORE GROUP, L.L.C. as Representative of the several Underwriters

By:	/s/ Jim Birle
Name:	Jim Birle
Title:	Senior Managing Director

WELLS FARGO SECURITIES, LLC as Representative of the several Underwriters

By:	/s/ Neal Blinde
Name:	Neal Blinde
Title:	Managing Director